Quoin Pharmaceuticals Ltd.

42127 Pleasant Forest Court

Ashburn, VA 20148-7349

February 9, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Quoin Pharmaceuticals Ltd.

Registration Statement on Form S-1

Registration No. 333-269543

Ladies and Gentlemen:

Quoin Pharmaceuticals Ltd. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effective date of the above-referenced Registration Statement, as amended, so that such Registration Statement, as amended, will become effective at 4:00 p.m.., Eastern Time, on Friday, February 10, 2023, or as soon thereafter as practicable.

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Very truly yours,

QUOIN PHARMACEUTICALS LTD.

By:	/s/ Dr. Michael Myers
Name: Dr. Michael Myers
Title: Chief Executive Officer